Exhibit (a)(39)

October 28, 2008

Dear Shareholder,

On September 17, 2008, we, Inversiones Telefónica Internacional Holding, Ltda (a wholly owned subsidiary of Telefónica, S.A.), commenced tender offers in the United States and in Chile to acquire the remaining 55.1% of Compañía de Telecomunicaciones de Chile (“CTC”) Shares (including Shares represented by American Depositary Shares (“ADSs”)) that the Telefónica Group does not already own for a purchase price of CH$ 1,100 per Series A Share, CH$ 990 per Series B Share and CH$ 4,400 per ADS (the “Offers”). In connection with the Offers, CTC held a Special Meeting of the Shareholders (the “Extraordinary General Meeting” or “EGM”) on October 28, 2008 to approve a Bylaw Amendment to remove, among others, the current ownership restriction that limits to 45% the percentage of CTC Shares that may be owned or voted by a single Shareholder. The Bylaw Amendment was approved by approximately 85.9% of Shareholders; accordingly, we intend to go ahead with the Offers.

We believe that the Offers represent the best alternative to maximize your investment in CTC: the Offers represent an attractive premium of 47% over the average price of Series A Shares in the last 30 trading sessions prior to the announcement of the Offers. Moreover, the price to be offered in any subsequent mandatory tender offer will likely be lower than the current offer price.

Let us just mention some key dates for our offering:

October 30th: last date to tender in the Chilean Offer
October 31st: last date to tender in the U.S. Offer
November 4: settlement of the Offers

For any questions regarding the tender offer process, please contact D.F. King & Co., Inc. (Information Agent for the U.S. Offer) toll-free at +1 800 859-8511 or collect at +1 212 269-5550.

We would like to thank you in advance for taking the time to consider our proposal and we hope you will find it attractive. For a more detailed description of the transaction, we encourage you to review the Offer to Purchase, as amended and supplemented, that has already been sent to you. We also encourage you to read the Tender Offer Statement and related materials which contain important information and have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov).

Yours sincerely,

Inversiones Telefónica Internacional Holding, Ltda.